UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2022
Commission File Number:
001-39621

OPTHEA LIMITED
(Translation of registrant’s name into English)

Level 4
650 Chapel Street
South Yarra, Victoria 3141
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements of Opthea Limited (the “Company”) on Form S-8 (File No. 333-251052) and Form F-3 (File No. 333-262444) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.
EXHIBITS

Exhibit	Description

99.1	Half-year financial report for the six months ended December 31, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTHEA LIMITED

Date: March 30, 2022	By:	/s/ Megan Baldwin
Megan Baldwin, Ph.D.
Chief Executive Officer and Managing Director